MR



10035926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GE Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Merritt 7
(No. and Street)

Norwalk (City) Connecticut (State) 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen E. Wallace (203) 229-1912
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

3001 Summer Street (Address) Stamford (City) Connecticut (State) 06927 (Zip Code)

SEC Mail Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JR 3/15/10

OATH OR AFFIRMATION

I, Allen E. Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GE Capital Markets, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Senior Vice President-Financial Operations Principal

Title

TRECIA N. CANNON
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31. 2013



Notary Public



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GE CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of General Electric Capital Corporation)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm

The Board of Directors
GE Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of GE Capital Markets, Inc. (the Company) (a wholly-owned subsidiary of General Electric Capital Corporation) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GE Capital Markets, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

GE CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of General Electric Capital Corporation)

Statement of Financial Condition

December 31, 2009

Assets

Cash and equivalents	$	37,177,051
Investment in money market account (note 1)		94,851,619
Noninterest bearing deposit with the Financial Industry Regulatory Authority		15,493
Receivable from Parent, net (notes 2 and 3)		71,074,353
Prepaid expenses		506,068
Total assets	$	203,624,584

Liabilities and Stockholder's Equity

Liabilities:		
Other liabilities	$	60,062
Subordinated borrowings (note 3)		90,000,000
Stockholder's equity:		
Common stock of $1 par value. Authorized, issued and outstanding 1,000 shares		1,000
Additional paid-in capital		1,499,000
Retained earnings		112,064,522
Total stockholder's equity		113,564,522
Total liabilities and stockholder's equity	$	203,624,584

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

GE Capital Markets, Inc. (the Company) is a wholly-owned subsidiary of General Electric Capital Corporation (GECC or the Parent). The Company was incorporated on February 15, 1983 to provide various investment banking services and is a registered broker and dealer in securities registered under the Securities Exchange Act of 1934. The Company's principal operations consist of (i) developing new sources of debt finance, (ii) providing debt placement services and (iii) arranging debt syndications. These activities are primarily performed on behalf of GECC and its affiliates.

(b) Cash and Equivalents

Cash and equivalents include cash in banks and investments in overnight money market mutual funds with original maturities of three months or less.

(c) Investment in Money Market Account

The investment in money market account, which represents institutional shares in a cash management fund and is payable on demand, is carried at cost which approximates fair value.

(d) Income Taxes

General Electric Company, the ultimate parent of GECC, files a consolidated U.S. federal income tax return which includes the Company's results of operations. The Parent allocates to the Company an amount of income tax expense or benefit attributable to the Company's stand-alone operations as though the Company filed separate income tax returns determined in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. The outstanding balances of current taxes payable are included in receivable from Parent, net (see note 2).

(e) Underwriting and Placement Fees

The Company earns placement fee revenue by facilitating and executing debt placement, syndication and other sources of debt financing. Underwriting fees, net of syndication expenses, arise from securities offerings in which the Company acts as an underwriter (co-manager) or agent. Underwriting and placement fees are recorded at the time the underwriting is completed and the income is reasonably determined.

(f) Use of Estimates

Preparing statements of financial condition in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts and related disclosure. Actual results could differ from those estimates.

(g) Accounting Changes

The FASB has made the Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC combines all

(Continued)

previously issued authoritative GAAP into one codified set of guidance organized by subject area. In these financial statements, references to previously issued accounting standards have been replaced with the relevant ASC references. Subsequent revisions to GAAP by the FASB will be incorporated into the ASC through issuance of Accounting Standards Updates.

(2) Related Party Transactions

The Company has, from time to time, performed services for affiliates. In such situations, the financial effects of these transactions are fully absorbed by GECC and, therefore, are not reflected in the Company's statement of financial condition. Because of these transactions and the significance of activities performed on behalf of GECC, the Company's financial position would be different if it operated independently of GECC.

The balance of the receivable from Parent, net includes cash deposited with the Parent resulting from commissions and fees earned, net of balances due from the Company to GECC, has no fixed maturity and earns interest at a stated intercompany loan rate set by GECC Treasury, which averaged approximately 1.12% during the year. As of December 31, 2009, the Company has accumulated federal and state current income taxes payable of $2,798,751, included within the balance of the receivable from Parent, net.

(3) Subordinated Borrowings

The Company has $90 million of subordinated borrowings outstanding with its Parent under a subordinated note agreement, which is due on October 31, 2011, and bears interest at 3 month LIBOR plus 85bps, which at December 31, 2009 was 1.1%.

The Company also has a revolving subordinated credit agreement for $210 million with its Parent with a scheduled maturity date of October 31, 2011. The agreement provides for interest on outstanding borrowings of 3 month LIBOR plus 80bps and 5bps on the unused commitment. As of December 31, 2009, this credit facility was not drawn-down.

The subordinated note and the revolving subordinated credit agreement have been approved by the Financial Industry Regulatory Authority (FINRA) for use by the Company in computing its net capital under the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

(4) Net Capital

The Company, as a registered broker and dealer in securities, is subject to Rule 15c3-1 of the SEC. The Company computes its net capital under the aggregate indebtedness method. Under Rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Also, the Company may be required to reduce its business or may be prohibited from expanding its business if its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

The Company is exempt from Rule 15c3-3, pursuant to Section (k)(2)(ii) of the Rule which requires all customer transactions to be cleared through another broker-dealer on a fully disclosed basis.

In addition, as a securities broker and dealer, the SEC requires the Company to maintain a minimum net capital level that is the greater of $100,000 or 6 2/3% of total aggregate indebtedness. At December 31, 2009, the Company had net capital of $130,071,576, which was $129,971,576 in excess of the minimum net capital required under Rule 15c3-1.

(5) Fair Value Measurements

The Company adopted ASC 820, *Fair Value Measurements and Disclosures*, for all financial instruments and nonfinancial instruments accounted for at fair value on a recurring basis. This guidance establishes a new framework for measuring fair value and expands related disclosures. Broadly, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous markets for the asset and liability in an orderly transaction between market participants. It also establishes a three-level valuation hierarchy based upon observable and nonobservable inputs.

For financial assets and liabilities, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction with market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – Significant inputs to the valuation model are unobservable.

At December 31, 2009, the Company had $132,028,670 in cash and equivalents and investments, which are Level 1 investments. The Company did not hold any Level 2 or Level 3 investments at December 31, 2009.

(6) Subsequent Events

There were no reportable subsequent events through February 26, 2010, the date the statement of financial condition was issued.



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
GE Capital Markets, Inc.:

In planning and performing our audit of the financial statements of GE Capital Markets, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010